UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Kirk, Julie
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Date of Event Requiring Statement (Month/Day/Year)
   4/28/98
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Human Resources
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       01/31/04  Common Stock                 2,462      $0.0400    D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       09/25/05  Common Stock                 4,923      $0.4400    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       09/27/06  Common Stock                 8,000      $3.9000    D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       06/05/07  Common Stock                 4,000      $9.0000    D           Direct
(right to buy)

Explanation of Responses:

-
Note: Julie Kirk was previously a Section 16 Individual and filed an exit Form 5 in January, 1998. This Form 3 is filed to reinstate Julie Kirk as a
       Section 16 Individual as of April 28, 1998.

(1)  Options to purchase 2,462 shares are currently exercisable.

(2) Options to purchase 2,461 shares are currently exercisable. The remaining options become exercisable in two(2)equal annual installments commencing on September 25, 1998.

(3) Options to purchase 2,000 shares are currently exercisable. The remaining options become exercisable in three (3)equal annual installments commencing on September 27, 1998.

(4) Options to purchase 1,803 shares are currently exercisable. The remaining options become exercisable on January 4, 2001.

SIGNATURE OF REPORTING PERSON
/S/ Kirk, Julie
DATE 04/29/98